UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 13, 2023

Regional Health Properties, Inc.

(Exact Name of Registrant as Specified in Charter)

Georgia	001-33135	81-5166048
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

454 Satellite Boulevard, NW

Suite 100

Suwanee, Georgia 30024

(Address of Principal Executive Offices, and Zip Code)

(678) 869-5116

(Registrant’s telephone number, including area code)

Not applicable.

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	RHE	NYSE American
10.875% Series A Cumulative Redeemable Preferred Stock, no par value	RHE-PA	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

This Current Report on Form 8-K/A (this “Amendment”) amends the Current Report on Form 8-K of Regional Health Properties, Inc., a Georgia corporation, filed with the U.S. Securities and Exchange Commission on February 17, 2023 (the “Original Form 8-K”). The Original Form 8-K, among other things, reported the final voting results of the 2022 Annual Meeting of Shareholders of Regional Health Properties, Inc. held on February 14, 2023. The sole purpose of this Amendment is to correct the number of votes disclosed in Item 5.07 of the Original Form 8-K due to an administrative error. No other changes have been made to the Original Form 8-K.

Item 3.03.	Material Modification to Rights of Security Holders.

The disclosure set forth in Item 5.03 of this Current Report on Form 8-K is hereby incorporated into this Item 3.03 by reference.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Series E Preferred Stock

On February 13, 2023, the board of directors (the “Board”) of Regional Health Properties, Inc. (“RHE,” the “Company,” we,” “us” or “our”) declared a dividend of one one-thousandth (1/1,000th) of a share of the Company’s Series E Redeemable Preferred Shares, no par value per share (the “Series E Preferred Stock”), for each outstanding share of the Company’s common stock, no par value per share (the “Common Stock”), payable on February 28, 2023 to shareholders of record at 5:00 p.m. Eastern Time on February 27, 2023 (the “Dividend Record Date”). The following is a summary of the material terms and provisions of the Series E Preferred Stock.

General; Transferability

Shares of Series E Preferred Stock will be uncertificated and represented in book-entry form. No shares of Series E Preferred Stock may be transferred by the holder thereof except in connection with a transfer by such holder of any shares of Common Stock held by such holder, in which case a number of one one-thousandth (1/1,000th) of a share of Series E Preferred Stock equal to the number of shares of Common Stock to be transferred by such holder will be automatically transferred to the transferee of such shares of Common Stock.

Voting Rights

Each share of Series E Preferred Stock will entitle the holder thereof to 1,000,000 votes per share (and, for the avoidance of doubt, each fraction of a share of Series E Preferred Stock will have a ratable number of votes). Thus, each one-thousandth of a share of Series E Preferred Stock will entitle the holder thereof to 1,000 votes. The outstanding shares of Series E Preferred Stock will vote together with the outstanding shares of Common Stock of the Company as a single class exclusively with respect to (1) any proposal submitted to holders of Common Stock to approve an amendment to the Company’s Amended and Restated Articles of Incorporation, as currently in effect, to (A) (i) reduce the liquidation preference of the Company’s 10.875% Series A Cumulative Redeemable Preferred Shares, no par value per share (the “Series A Preferred Stock”), to $5.00 per share, (ii) eliminate accumulated and unpaid dividends on the Series A Preferred Stock, (iii) eliminate future dividends on the Series A Preferred Stock, (iv) eliminate penalty events and the right of holders of Series A Preferred Stock to elect directors upon the occurrence of a penalty event, (v) reduce the redemption price of the Series A Preferred Stock in the event of an optional redemption to $5.00 per share, (vi) reduce the redemption price of the Series A Preferred Stock in the event of a “change of control” to $5.00 per share and (vii) change the voting rights of holders of Series A Preferred Stock when voting as a single class with any other class or series of stock to one vote per $5.00 liquidation preference and (B) temporarily increase the authorized number of shares of the Company to 61,000,000 shares, consisting of 55,000,000 shares of common stock and 6,000,000 shares of preferred stock, and subsequently decrease the authorized number of shares of the Company to 60,000,000 shares, consisting of 55,000,000 shares of common stock and 5,000,000 shares of preferred stock (collectively, the “Common Charter Amendment Proposal”), and (2) any proposal to approve the adjournment of any meeting of shareholders called for the purpose of voting on the Common Charter Amendment Proposal (the “Adjournment Proposal”). The Series E Preferred Stock will not be entitled to vote on any other matter, except to the extent required under the Georgia Business Corporation Code.

Unless otherwise provided on any applicable proxy card or voting instructions with respect to the voting on the Common Charter Amendment Proposal or the Adjournment Proposal, the vote of each share of Series E Preferred Stock (or fraction thereof) entitled to vote on the Common Charter Amendment Proposal, the Adjournment Proposal or any other matter brought before any meeting of shareholders held to vote on the Common Charter Amendment Proposal and the Adjournment Proposal shall be cast in the same manner as the vote, if any, of the share of Common Stock (or fraction thereof) in respect of which such share of Series E Preferred Stock (or fraction thereof) was issued as a dividend is cast on the Common Charter Amendment Proposal, the Adjournment Proposal or such other matter, as applicable, and the proxy card or voting instructions with respect to shares of Common Stock held by any holder on whose behalf such proxy card or voting instructions is submitted will be deemed to include all shares of Series E Preferred Stock (or fraction thereof) held by such holder. Holders of Series E Preferred Stock will not receive a separate proxy card or opportunity to cast votes with respect to the Series E Preferred Stock on the Common Charter Amendment Proposal, the Adjournment Proposal or any other matter brought before any meeting of shareholders held to vote on the Common Charter Amendment Proposal.

Dividend Rights

The holders of Series E Preferred Stock, as such, will not be entitled to receive dividends of any kind.

Liquidation Preference

The Series E Preferred Stock will rank senior to the Common Stock as to any distribution of assets upon a liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily (a “Dissolution”). The Series E Preferred Stock will rank junior to the Series A Preferred Stock as to any distribution of assets upon a Dissolution. Upon any Dissolution, each holder of outstanding shares of Series E Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to shareholders, after the distribution to the holders of Series A Preferred Stock and prior and in preference to any distribution to the holders of Common Stock, an amount in cash equal to $0.01 per outstanding share of Series E Preferred Stock.

Redemption

All shares of Series E Preferred Stock that are not present in person or by proxy at any meeting of shareholders held to vote on the Common Charter Amendment Proposal and the Adjournment Proposal as of immediately prior to the opening of the polls on the Common Charter Amendment Proposal at such meeting (the “Initial Redemption Time”) will automatically be redeemed by the Company at the Initial Redemption Time without further action on the part of the Company or the holder of shares of Series E Preferred Stock (the “Initial Redemption”). Any outstanding shares of Series E Preferred Stock that have not been redeemed pursuant to an Initial Redemption will be redeemed in whole, but not in part, (i) if such redemption is ordered by the Board in its sole discretion, automatically and effective on such time and date specified by the Board in its sole discretion or (ii) automatically upon the approval by the Company’s shareholders of the Common Charter Amendment Proposal at any meeting of shareholders held for the purpose of voting on such proposal.

Each share of Series E Preferred Stock redeemed in any redemption described above will be redeemed for no consideration.

Miscellaneous

The Series E Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series E Preferred Stock has no stated maturity and is not subject to any sinking fund. The Series E Preferred Stock is not subject to any restriction on the redemption or repurchase of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

The Articles of Amendment Establishing Series E Redeemable Preferred Shares (the “Articles of Amendment”) was filed with the Secretary of State of the State of Georgia and became effective on February 14, 2023. The foregoing description of the Series E Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Articles of Amendment, which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On February 14, 2023, the Company held its 2022 Annual Meeting of Shareholders at Sonesta Gwinnett Place Atlanta, located at 1775 Pleasant Hill Road, Duluth, Georgia 30096 at 10:00 a.m. (the “Annual Meeting”). Following is a summary of the proposals that were submitted to the holders of the Common Stock for approval at the Annual Meeting and a tabulation of the votes with respect to each proposal. Each proposal is further described in the Company’s Notice of 2022 Annual Meeting of Shareholders with respect to the Annual Meeting and the Definitive Proxy Statement with respect to the Annual Meeting (the “Proxy Statement”).

Proposal 1. To elect the six director nominees named in the Proxy Statement.

The shareholders elected the following six individuals to the Board to serve until the Company’s 2023 Annual Meeting of Shareholders and until their successors are elected and qualified, or until their earlier death, resignation or removal, other than Messrs. Grossman and Martin, who will serve until the second consecutive dividend payment date following such time as the Company has paid all accumulated and unpaid dividends on the Series A Preferred Stock. The voting results were as follows:

Nominee	For	Withheld	Broker Non-Votes
Michael J. Fox	202,643	105,577	585,721
Kenneth S. Grossman	186,823	121,397	585,721
Steven L. Martin	189,014	119,206	585,721
Brent Morrison	293,565	14,655	585,721
Kenneth W. Taylor	289,460	18,760	585,721
David A. Tenwick	223,617	84,603	585,721

Proposal 2. To consider an advisory vote on executive compensation.

The shareholders approved, on an advisory basis, the Company’s executive compensation. The voting results were as follows:

For	Against	Abstain	Broker Non-Votes
280,637	20,178	7,405	585,721

Proposal 3. To ratify the appointment of Cherry Bekaert LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2022.

The shareholders ratified the appointment of Cherry Bekaert LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2022. The voting results were as follows:

For	Against	Abstain
881,086	12,092	763

Item 7.01.	Regulation FD Disclosure.

On February 17, 2023, the Company issued a press release announcing the Series E Preferred Stock dividend. A copy of that press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

The information provided pursuant to Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is “furnished” and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, and shall not be incorporated by reference in any filing made by the Company under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), except to the extent expressly set forth by specific reference in any such filings.

Important Cautions Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which are beyond our control. We caution you that the forward-looking statements presented herein are not a guarantee of future events, and that actual events and results may differ materially from those made in or suggested by the forward-looking statements contained herein.

Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “plan,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology.

A number of important factors could cause actual events and results to differ materially from those contained in or implied by the forward-looking statements, including those factors discussed from time to time in our news releases, public statements and documents filed by us with the Securities and Exchange Commission (the “SEC”) from time to time, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Any forward-looking statements included herein are made only as of the date hereof, and we do not undertake any obligation to update or revise such statements to reflect any changes in expectations, or any changes in events or circumstances on which those statements are based, except as required by law.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Exchange Offer and Where to Find It

In connection with the proposed exchange offer (the “proposed transaction”), RHE filed with the SEC a registration statement on Form S-4 on February 14, 2023 that includes a preliminary proxy statement and that also constitutes a preliminary prospectus. RHE also filed with the SEC a joint statement on Schedule TO/13E-3 (the “Schedule TO/13E-3”) for the proposed transaction. RHE intends to file other relevant documents with the SEC regarding the proposed transaction, including the definitive proxy statement/prospectus. The information in the preliminary proxy statement/prospectus is not complete and may be changed. This document is not a substitute for the preliminary proxy statement/prospectus or registration statement or any other document that RHE may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of RHE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO/13E-3, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RHE AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement, the Schedule TO/13E-3, the preliminary proxy statement/prospectus and all other documents containing important information about RHE and the proposed transaction, once such documents are filed with the SEC, including the definitive proxy statement/prospectus if and when it becomes available, through the website maintained by the SEC at www.sec.gov. The proxy statement/prospectus included in the registration statement and additional copies of the proxy statement/prospectus will be available for free from RHE.

Participants in the Solicitation

RHE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of RHE, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in RHE’s proxy statement for its 2022 Annual Meeting of Shareholders, which was filed with the SEC on December 30, 2022, and RHE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 22, 2022. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the preliminary proxy statement/prospectus, including any amendments thereto, as well as the definitive proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the registration statement, the preliminary proxy statement/prospectus, and the definitive proxy statement/prospectus, if and when it becomes available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from RHE using the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
3.1	Articles of Amendment Establishing Series E Redeemable Preferred Shares (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2023)
99.1	Press Release dated February 17, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2023)
104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGIONAL HEALTH PROPERTIES, INC.

Date:	February 24, 2023	/s/ Brent Morrison
Brent Morrison
Chief Executive Officer and President